UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 29, 2019

We hereby inform as a Relevant Information Communication the notice made today by Graña y Montero S.A.A.

NOTICE

It has been mentioned in several articles that appeared in various media over the past week that Jorge Barata had declared that Graña y Montero directly paid US$ 3 million in bribes in in connection to the construction of the Lima Metro.

What Barata really said in Curitiba is that he asked for the reimbursement of the bribe payment and that he increased by US$3 million the amount Odebrecht was supposed to receive.

We regret that inaccurate information has been filtered out from a reserved hearing, and that the media have used such inaccurate information despite that it cannot be corroborated faithfully until the audios and transcriptions of Barata's declarations are of public knowledge.

In this circumstance, we see ourselves in the obligation to clarify the content of said reserved audience due to the potential damage to the company that this erroneous information may cause. We will wait to have the information from these transcripts in order to take legal action against those who are responsible, if any.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: April 29, 2019